UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 20, 2026

SM Energy Company

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-31539	41-0518430
(State or Other Jurisdiction of Incorporation )	(Commission File Number)	(IRS Employer Identification No.)

1700 Lincoln Street, Suite 3200 Denver, Colorado	80203
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: 303-861-8140

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 Par Value	SM	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

As previously announced, on November 2, 2025, SM Energy Company, a Delaware corporation (“SM Energy” or the “Company”), Cars Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of the Company (“Merger Sub”), and Civitas Resources, Inc., a Delaware corporation (“Civitas”), entered into an Agreement and Plan of Merger pursuant to which (i) Merger Sub will merge with and into Civitas, with Civitas surviving as a wholly owned subsidiary of the Company (the “First Company Merger”), and (ii) immediately following the First Company Merger, Civitas as the surviving corporation will merge with and into the Company, with the Company continuing as the surviving corporation (the “Second Company Merger” and, together with the First Company Merger, the “Mergers”).

On December 5, 2025, the Company filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (Registration No. 333-291956) (the “Registration Statement”), which was declared effective by the SEC on December 19, 2025, and which included a joint proxy statement/prospectus of the Company and Civitas in connection with the Mergers (such joint proxy statement/prospectus as filed by the Company on December 22, 2025, the “Joint Proxy Statement/Prospectus”).

Stockholder Communications Related to the Mergers

Since the filing of the Joint Proxy Statement/Prospectus, as of the date hereof, the Company has received multiple demand letters from purported stockholders of the Company (the “Demand Letters”) alleging that the Joint Proxy Statement/Prospectus contains certain disclosure deficiencies and/or incomplete information regarding the Mergers. It is possible that additional, similar demand letters may be received by the Company regarding the Mergers or that complaints may be filed against the Company or the Company’s board of directors. Absent new or different allegations that are material or a disclosure obligation under the U.S. federal securities laws, the Company will not necessarily disclose such additional demands or complaints.

The Company and the Company’s directors deny that any further disclosure beyond that already contained in the Joint Proxy Statement/Prospectus is required under applicable law. However, in order to avoid the risk that the Demand Letters may delay or otherwise adversely affect the consummation of the Mergers, to avoid nuisance and minimize the distractions, uncertainties and expense inherent in litigation, and without admitting any liability or wrongdoing, the Company is voluntarily making certain disclosures below that supplement those contained in the Joint Proxy Statement/Prospectus. These disclosures, and disclosures of certain other matters, are provided in this Current Report on Form 8-K. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, the Company and the Company’s directors specifically deny all allegations in the Demand Letters and specifically deny that any additional disclosure was or is required and that the supplemental disclosures below are otherwise material.

SUPPLEMENT TO PROXY STATEMENT

The Company is supplementing the Joint Proxy Statement/Prospectus with certain additional information set forth below. These disclosures should be read in connection with the Joint Proxy Statement/Prospectus, which should be read in its entirety and is available on the SEC’s website at https://www.sec.gov, along with the periodic reports and other information the Company files with the SEC. The supplemental disclosures contained herein will not affect the timing of special meetings of the Company’s and Civitas’ stockholders, which are scheduled to be held on January 27, 2026, at 10:00 a.m. Mountain Time.

All page references are to pages in the Joint Proxy Statement/Prospectus, and terms used below, unless otherwise defined, have the meanings set forth in the Joint Proxy Statement/Prospectus. To the extent the following information differs from or conflicts with the information contained in the Joint Proxy Statement/Prospectus, the information set forth below shall be deemed to supersede the respective information in the Joint Proxy Statement/Prospectus. New text within the amended and supplemented language from the Joint Proxy Statement/Prospectus is indicated in bold and underlined text (e.g., bold, underlined text), and deleted text within the amended and supplemented language from the Joint Proxy Statement/Prospectus is indicated in bold and strikethrough text (e.g., ~~bold, strikethrough text~~).

The disclosure beginning on page 89 of the Joint Proxy Statement/Prospectus under the heading “The Mergers—Opinion of the SM Energy’s Financial Advisor—Net Asset Value Analyses—SM Energy” is hereby revised and supplemented as follows:

Evercore calculated the after tax net present value, as of October 1, 2025, of future cash flows SM Energy was expected to generate based on the reserves data relating to SM Energy included in the SM Energy management forecasts (the “SM Energy reserves database”) and using forecasted oil and natural gas prices estimated by SM Energy’s management and approved by SM Energy for Evercore’s use (“management pricing”). For purpose of its analysis, Evercore selected discount rates ranging from 8% to 30% based on its professional judgment and experience depending on the perceived risk profile of the reserve categories. Using the various discount rates depending on the reserve category, Evercore discounted to present value, as of October 1, 2025, the pre-tax cash flows estimated to be generated by SM Energy from the various reserve categories, as reflected in the SM Energy reserves database, to derive a range of total reserve value. Based on this range of total reserve value, the present value of other capital expenditures, the present value of the future estimated effects of SM Energy’s hedging, using a selected discount rate ranging from 5% to 8% (selected by Evercore using its professional judgment and experience), the present value of the general and administrative expenses, the present value of cash taxes (discounted using a range of discount rates based on the weighted average of discount rates applied to the pre-tax cash flows by reserve category), SM Energy’s estimated net debt ~~and cash~~ of approximately $2,574 million as of September 30, 2025, and the number of fully diluted outstanding shares of SM Energy common stock of approximately 116.8 million as of October 29, 2025, in each case based on the SM Energy management forecasts, this analysis indicated a range of implied equity values per share of SM Energy common stock of $15.47 to $22.63, as compared to the closing price of SM Energy common stock of $20.54 on October 30, 2025.

The disclosure beginning on page 89 of the Joint Proxy Statement/Prospectus under the heading “The Mergers—Opinion of the SM Energy’s Financial Advisor—Net Asset Value Analyses—Civitas” is hereby revised and supplemented as follows:

Evercore calculated the after tax net present value, as of October 1, 2025, of future cash flows Civitas was expected to generate based on the reserves data relating to Civitas included in the SM Energy management forecasts (the “Civitas reserves database”) and using the management pricing. For purpose of its analysis, Evercore selected discount rates ranging from 8% to 30% based on its professional judgment and experience depending on the perceived risk profile of the reserve categories. Using the various discount rates depending on the reserve category, Evercore discounted to present value, as of October 1, 2025, the pre-tax cash flows estimated to be generated by Civitas from the various reserve categories, as reflected in the Civitas reserve database, to derive a range of total reserve value. Based on this range of total reserve value, the present value of capital expenditures, the present value of the future estimated effects of Civitas’ hedging, the present value of the general and administrative expenses, the present value of cash taxes (discounted using a range of discount rates based on the weighted average of discount rates applied to the pre-tax cash flows by reserve category), the present value midstream expenses, Civitas’ estimated pro forma net debt ~~and cash~~ of approximately $4,945 million as of September 30, 2025 (after giving effect to certain asset sales estimated to occur subsequent to September 30, 2025, as furnished by management of SM Energy), and the number of fully diluted outstanding shares of Civitas common stock of approximately 87.1 million as of October 30, 2025, in each case based on the SM Energy management forecasts, this analysis indicated a range of implied equity values per share of Civitas common stock of $23.22 to $33.09, as compared to the closing price of Civitas common stock of $28.72 on October 30, 2025 and the implied offer price of Civitas common stock of $29.78 (calculated by multiplying the closing price of SM Energy common stock of $20.54 on October 30, 2025 by the exchange ratio of 1.45x pursuant to the merger agreement).

The disclosure beginning on page 90 of the Joint Proxy Statement/Prospectus under the heading “The Mergers—Opinion of the SM Energy’s Financial Advisor—Discounted Cash Flow Analysis—SM Energy” is hereby revised and supplemented as follows:

The cash flows and terminal values in each case were then discounted to present value as of October 1, 2025, using discount rates ranging from 8.50% to 10.00%, representing an estimate of SM Energy’s weighted average cost of capital, as estimated by Evercore based on its professional judgment and experience and based on the application of the capital asset pricing model, which requires certain company-specific inputs, including debt to equity ratio, debt to total capitalization ratio, pre-tax cost of debt, and levered and unlevered betas, as well as certain financial metrics for the United States financial markets generally, to derive implied enterprise value reference ranges for SM Energy. Based on these ranges of implied enterprise values, SM Energy’s estimated pro forma net debt ~~and cash~~ of approximately $2,574 million as of September 30, 2025, and the number of fully diluted outstanding shares of SM Energy common stock of approximately 116.8 million as of October 30, 2025, in each case based on the SM Energy management forecasts, this analysis indicated ranges of implied equity values per share of SM Energy common stock as set forth in the table below, as compared to the closing price of SM Energy common stock of $20.54 on October 30, 2025:

Methodology	Implied Equity Values Per Share
Perpetuity Growth Rate Method	$9.90 – $27.68
Terminal Multiple Method	$7.99 – $18.44

The disclosure beginning on page 91 of the Joint Proxy Statement/Prospectus under the heading “The Mergers—Opinion of the SM Energy’s Financial Advisor—Discounted Cash Flow Analysis—Civitas” is hereby revised and supplemented as follows:

The cash flows and terminal values in each case were then discounted to present value as of October 1, 2025, using discount rates ranging from 8.50% to 10.00%, representing an estimate of Civitas’ weighted average cost of capital, as estimated by Evercore based on its professional judgment and experience and based on the application of the capital asset pricing model, which requires certain company-specific inputs, including debt to equity ratio, debt to total capitalization ratio, pre-tax cost of debt, and levered and unlevered betas, as well as certain financial metrics for the United States financial markets generally, to derive implied enterprise value reference ranges for Civitas. Based on these ranges of implied enterprise values, Civitas’ estimated net debt ~~and cash~~ of approximately $4,945 million as of September 30, 2025, and the number of fully diluted outstanding shares of Civitas common stock of approximately 87.1 million as of October 30, 2025, in each case based on the SM Energy management forecasts, this analysis indicated ranges of implied equity values per share of Civitas common stock as set forth in the table below, as compared to the closing price of Civitas common stock of $28.72 on October 30, 2025 and the implied offer price of Civitas common stock of $29.78 (calculated by multiplying the closing price of SM Energy common stock of $20.54 on October 30, 2025 by the exchange ratio of 1.45x pursuant to the merger agreement):

Methodology	Implied Equity Values Per Share
Perpetuity Growth Rate Method	$19.00 – $48.29
Terminal Multiple Method	$11.37 – $29.28

The disclosure beginning on page 91 of the Joint Proxy Statement/Prospectus under the heading “The Mergers—Opinion of the SM Energy’s Financial Advisor—Selected Publicly Traded Companies Analysis—SM Energy” is hereby revised and supplemented as follows:

Evercore reviewed and compared certain financial information of SM Energy to corresponding financial multiples and ratios for the following selected publicly traded companies listed in the table below in the oil and gas industry:

~~• Civitas~~

~~• Chord Energy~~

~~• Crescent Energy~~

~~• Magnolia Oil & Gas~~

~~• Matador Resources Company~~

~~• Ovintiv~~

~~• Permian Resources~~

For each of the selected companies and SM Energy, Evercore calculated (i) total enterprise value (defined as equity market capitalization plus total debt plus non-controlling interests, less cash and cash equivalents) as a multiple of estimated calendar years 2026 and 2027 EBITDAX (which is referred to as “TEV / EBITDAX”), and (ii) equity market capitalization as a multiple of estimated calendar years 2026 and 2027 cash flows from operations (which is referred to as “Market Cap / CFFO”).

The results of these calculations were as follows:

~~Benchmark~~	~~Mean~~	~~Median~~
~~TEV / EBITDAX (2026E)~~	~~3.3x~~	~~3.3x~~
~~TEV / EBITDAX (2027E)~~	~~3.1x~~	~~3.1x~~
~~Market Cap / CFFO (2026E)~~	~~2.3x~~	~~2.4x~~
~~Market Cap / CFFO (2027E)~~	~~2.2x~~	~~2.2x~~

Company	Enterprise Value ($Bn)	TEV / EBITDAX (2026E)	TEV/ EBITDAX (2027E)	Market Cap / CFFO (2026E)	Market Cap / CFFO (2027E)
Civitas	$7.4	2.5x	2.4x	1.0x	0.9x

Chord Energy	$6.5	3.0x	2.8x	2.6x	2.5x

Crescent Energy	$8.5	2.7x	3.0x	0.9x	1.1x

Magnolia Oil & Gas	$4.5	4.8x	4.4x	4.7x	4.5x

Matador Resources Company	$8.5	3.6x	3.2x	2.3x	2.1x

Ovintiv	$15.1	3.6x	3.3x	2.5x	2.4x

Permian Resources	$13.9	3.7x	3.4x	3.0x	2.9x

The disclosure beginning on page 93 of the Joint Proxy Statement/Prospectus under the heading “The Mergers—Opinion of the SM Energy’s Financial Advisor—Selected Publicly Traded Companies Analysis—Civitas” is hereby revised and supplemented as follows:

Evercore reviewed and compared certain financial information of Civitas to corresponding financial multiples and ratios for the following selected publicly traded companies listed in the table below in the oil and gas industry:

~~• Chord Energy~~

~~• Crescent Energy~~

~~• Magnolia Oil & Gas~~

~~• Matador Resources Company~~

~~• Ovintiv~~

~~• Permian Resources~~

~~• SM Energy~~

For each of the selected companies and Civitas, Evercore calculated (i) total enterprise value as a multiple of estimated calendar years 2026 and 2027 EBITDAX, and (ii) market capitalization as a multiple of estimated calendar years 2026 and 2027 CFFO.

The results of these calculations were as follows:

~~Benchmark~~	~~Mean~~	~~Median~~
~~TEV / EBITDAX (2026E)~~	~~3.3x~~	~~3.3x~~
~~TEV / EBITDAX (2027E)~~	~~3.1x~~	~~3.1x~~
~~Market Cap / CFFO (2026E)~~	~~2.3x~~	~~2.4x~~
~~Market Cap / CFFO (2027E)~~	~~2.2x~~	~~2.2x~~

Company	Enterprise Value ($Bn)	TEV / EBITDAX (2026E)	TEV/ EBITDAX (2027E)	Market Cap / CFFO (2026E)	Market Cap / CFFO (2027E)
Chord Energy	$6.5	3.0x	2.8x	2.6x	2.5x

Crescent Energy	$8.5	2.7x	3.0x	0.9x	1.1x

Magnolia Oil & Gas	$4.5	4.8x	4.4x	4.7x	4.5x

Matador Resources Company	$8.5	3.6x	3.2x	2.3x	2.1x

Ovintiv	$15.1	3.6x	3.3x	2.5x	2.4x

Permian Resources	$13.9	3.7x	3.4x	3.0x	2.9x

SM Energy	$5.0	2.4x	2.3x	1.2x	1.1x

The disclosure beginning on page 94 of the Joint Proxy Statement/Prospectus under the heading “The Mergers—Opinion of the SM Energy’s Financial Advisor—Illustrative Discounted Cash Flow Analysis” is hereby revised and supplemented as follows:

Evercore reviewed selected publicly available share price targets of 16 research analysts’ estimates for each company known to Evercore as of October 30, 2025, noting that the low and high share price targets ranged from (i) $19.00 to $56.00 for SM Energy common stock, as compared to the closing price of SM Energy common stock of $20.54 on October 30, 2025, and (ii) $27.00 to $80.00 for Civitas common stock, as compared to the closing price of Civitas common stock of $28.72 on October 30, 2025, and the implied offer price of Civitas common stock of $29.78. Public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the shares of SM Energy common stock and Civitas common stock and these target prices and the analysts’ earnings estimates on which they were based are subject to risk and uncertainties, including factors affecting the financial performance of SM Energy, Civitas and future general industry and market conditions..

Forward-Looking Statements

This current report on Form 8-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. Forward-looking statements in this report include, without limitation, projections as to the anticipated benefits of the Mergers, the impact of the Mergers on SM Energy’s and Civitas’ business and future financial and operating results, the amount and timing of synergies from the Mergers, the combined company’s projected revenues, net asset value, debt levels, leverage ratios, capital expenditures, EBITDAX and cash flow, accretion, business and employee opportunities. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this report. These statements involve known and unknown risks and uncertainties, and may be impacted by the risks discussed in the Risk Factors section of the Company’s annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on its website at www.sm-energy.com/investors and on the SEC’s website at www.sec.gov. All forward-looking statements are based on assumptions that the Company believes to be reasonable but that may not prove to be accurate. Such forward-looking statements are based on assumptions and analyses made by the Company in light of perceptions of current conditions, expected future developments, and other factors that the Company believes are appropriate under the circumstances. Forward-looking statements are not guarantees of future performance and actual events may be materially different from those expressed or implied in the forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information and Where to Find It

In connection with the proposed Mergers, the Company has filed with the SEC a registration statement on Form S-4, as amended (the “Registration Statement”), that includes a joint proxy statement of the Company and Civitas and a prospectus of the Company (the “Joint Proxy Statement/Prospectus”). Each of the Company and Civitas may also file other relevant documents with the SEC regarding the proposed Mergers. This communication is not a substitute for the Joint Proxy Statement/Prospectus or Registration Statement or any other document that the Company or Civitas, as applicable, may file with the SEC in connection with the proposed Mergers. After the Registration Statement is declared effective by the SEC, a definitive Joint Proxy Statement/Prospectus will be mailed to the stockholders of each of the Company and Civitas. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND CIVITAS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, CIVITAS, THE PROPOSED MERGERS AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus, as well as other filings containing important information about the Company, Civitas and the proposed Mergers, once such documents are filed with the SEC through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://www.sm-energy.com/investors. Copies of the documents filed with the SEC by Civitas will be available free of charge on Civitas’ website at https://ir.civitasresources.com/investor-relations/Overview/default.aspx. The information included on, or accessible through, the Company’s or Civitas’ website is not incorporated by reference into this communication.

Participants in the Solicitation

The Company, Civitas and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed Mergers. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/893538/000089353825000032/sm-20250404.htm) and a Form 8-K filed by the Company on September 8, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/893538/000089353825000116/sm-20250904.htm). Information about the directors and executive officers of Civitas, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in a Form 8-K filed by Civitas on August 6, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1509589/000110465925074774/tm2522747d1_8k.htm), a Form 8-K filed by Civitas on May 7, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1509589/000110465925045550/tm2514090d1_8k.htm), and Civitas’ proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1509589/000155837025005077/civi-20241231xdef14a.htm). Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed Mergers when such materials become available. Investors should read the Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the Company and Civitas using the sources indicated above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:       January 20, 2026

SM ENERGY COMPANY

By:	/s/ JAMES B. LEBECK
	Name:	James B. Lebeck
	Title:	Executive Vice President Corporate Development and General Counsel